EXHIBIT 6

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), is dated as of July 1, 2002, by Taglich Brothers, Inc., a New York corporation (“Taglich”) in favor of American Industrial Partners Capital Fund III, L.P., a Delaware limited partnership (together with its Affiliates, “AIP”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, Taglich is entitled to vote 66,180 shares of the Series A Preferred Stock, 71/2% Redeemable Convertible Series of Williams Controls, Inc. (the “Company”) and 20,000 shares of Series B Preferred Stock, 15% Redeemable Convertible Series of the Company (collectively, the “Voting Shares”) by reason of voting proxies granted by the owners of such Voting Shares to Taglich;

WHEREAS, the written consent of a majority of the Company’s stockholders is necessary to approve an amendment to the Company’s Certificate of Incorporation (the “Amendment”) regarding the Company’s express election not to be governed by Section 203 of the Delaware General Corporation Law (the “DGCL”); and

WHEREAS, in connection with the Amendment, Taglich agrees to vote all of the Voting Shares over which it has voting control in favor of the Amendment.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.     AGREEMENT TO VOTE. Taglich hereby agrees that, during the time this Agreement is in effect, it will vote (or cause to be voted) all of the Voting Shares over which it has voting control, in favor of the Amendment.

2.     TERMINATION.

     2.1 TERMINATION OF THIS AGREEMENT. This Agreement shall (i) terminate automatically on the termination of that certain Series B Preferred Stock Purchase Agreement, dated as of May 31, 2002, between AIP, the Company and certain other parties thereto (the “Stock Purchase Agreement”) pursuant to Section 9.1 thereof, and (ii) if not earlier terminated, be deemed satisfied in full and terminated upon the adoption of the Amendment in accordance with Section 203(b)(3) of the DGCL.

     2.2 EFFECT OF TERMINATION. In the event of termination of this Agreement pursuant to Section 2.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however that no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination; provided, further, however that Section 4.5 shall not be void and the parties shall continue to be liable in connection therewith.

3.     REPRESENTATIONS AND WARRANTIES OF TAGLICH. Taglich hereby represents and warrants to AIP as follows:

     3.1 AUTHORIZATION; ENFORCEABILITY; NO BREACH. Taglich has the authority to execute, deliver and perform this Agreement and the other documents and instruments to be executed by it pursuant hereto. This Agreement constitutes a valid and binding obligation of Taglich, enforceable in accordance with its terms except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency or similar laws of general application relating to or affecting the enforcement of creditors’ rights or by general principles of equity. The execution and delivery by Taglich of this Agreement and the fulfillment of and compliance with the respective terms hereof by Taglich do not and shall not conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, or result in a violation of, any material agreement or instrument, or any order, judgment or decree to which Taglich is subject.

4.     MISCELLANEOUS.

     4.1 FURTHER ASSURANCES. From time to time, at the request of AIP, and without further consideration, Taglich shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

     4.2 ASSIGNMENT. Except for an assignment by AIP to one of its affiliates or to another purchaser of the Company’s Series B Preferred, this Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

     4.3 AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by Taglich and AIP.

     4.4 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, by facsimile transmission or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

If to Taglich:

1370 Avenue of the Americas 31st Floor New York, NY 10019 Attn: Douglas E. Hailey Facsimile: (212) 265-4744

with a copy to:

Robinson Silverman Pearce Aronsohn & Berman LLP 1290 Avenue of the Americas New York, NY 10104 Attn: Antonio Peguero, Jr. Facsimile: (212) 541-1467

If to AIP:

551 Fifth Avenue, #3800 New York, NY 10176 Attention: Kirk R. Ferguson Facsimile: (212) 986-5099

with a copy to:

Kirkland & Ellis 655 Fifteenth Street, N.W., Suite 1200 Washington, D.C. 20005 Attention: Robert G. Marks Facsimile: (202) 879-5200

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     4.5 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of law principles.

     4.6 REMEDIES. Taglich recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause AIP or its assignees to sustain irreparable injury and damages, for which money damages would not provide an adequate remedy, and therefore Taglich agrees that in the event of any such breach by, AIP or its assignee shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief.

     4.7 COUNTERPARTS. This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.

     4.8 DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     4.9 SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

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     IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

TAGLICH BROTHERS, INC

By: /s/ Michael N. Taglich Name: Michael N. Taglich Title: President

ACKNOWLEDGED AND AGREED TO AS OF
THE DATE FIRST WRITTEN ABOVE:

AMERICAN INDUSTRIAL PARTNERS CAPITAL
FUND III, L.P.

By: Its:	American Industrial Partners III, L.P. General Partner

By: Its:	American Industrial Partners III Corporation General Partner

By: Name: Title:	/s/ Kirk R. Ferguson Kirk R. Ferguson Authorized Person

By: Name: Title:	/s/ Nathan L. Belden Nathan L. Belden Authorized Person